[Testing the Waters] Invitation to Invest in Need's Seed Round via Reg CF

Good evening!

Thank you for previously verbally expressing interest in participating in Need's seed fundraising round! While many companies in our current position may choose to go to a select group of high net-worth investors and/or VC funds to take us to the next level, I wanted to officially ask you (one of the many people have brought us to where we are today) would be interested in becoming an investor.

What this means is that you would share in our growth and profits in the same way an angel investor or financial institution would. Investing in startups is inherently risky, and returns aren't immediate. You would be investing because you believe in us and want to play a role in our future growth and success.

If this is something you would be interested in, we would greatly appreciate if you reserve your spot here (https://wefunder.com/need) indicating how much you would be interested in investing when we raise this community round. By reserving, you'll be the first to know when we officially open the round. Thank you!

Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,
Brian Le
Founder / CEO @ Need
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